                          MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4405
                                  212-838-1177
                                FAX 212-838-9190

                                                              September 28, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Mail Stop 6010
Mr. Russell Mancuso, Branch Chief

                            MILESTONE SCIENTIFIC INC.
                       REGISTRATION STATEMENT ON FORM S-3
                              FILED AUGUST 19, 2005
                               FILE NO. 333-127728
Dear Sirs:

         This letter responds to the Staff's comment letter dated September 9,
2005 regarding the above-referenced registration statement filed by Milestone
Scientific Inc. ("Company" or "Milestone"). For ease of reference, your inquiries have been incorporated in this letter and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me at 212-838-3089.

Registration Statement on Form S-3                                   Page 2 of 2
--------------------------------------------------------------------------------

QUESTION 1:
                  We note that you are seeking to register 232,763 warrants
                  without registering the shares underlying such warrants.
                  Please explain to us why you have not registered such shares at this time as it appears the warrants are exercisable within one year. See the Division of Corporation Finance's Manual of
                  Publicly Available Telephone Interpretations Section A9 (July
                  1997).

RESPONSE:

We registered the shares underlying the 232,763 warrants in a pre-effective amendment, filed onJune 7, 2005, to our registration statement on Form S-3, SEC
File no. 124692, effective on June 9, 2005. We believe that we are in compliance with Securities Act Sections 2(a)(3) and Section 5 with respect to both the warrants and the shares underlying the warrants, since in accordance with
Section A9 of the Telephone Interpretations, the shares underlying the warrants were already registered at the time the warrants were registered.

QUESTION 2:

                  Please date the signatures on the signature page.

RESPONSE:

We have included dated signature pages in our amended filing on Form S-3/A.

                                            Sincerely,

                                            /s/ Virginia Tillyard
                                            ---------------------
                                            Virginia Tillyard

cc:      Rosaline Shau
         Jay Mumford, SEC